Acco Group Holdings Ltd.

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

April 17, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jenny O’Shanick
Evan Ewing
Keira Nakada
Doug Jones

Re:	Acco Group Holdings Ltd.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted March 31, 2025
CIK No. 0002038378

Ladies and Gentlemen:

We are in receipt of the comment letter dated April 7, 2025, regarding Acco Group Holdings Ltd. (the “Company,” “Acco,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Form F-1/A”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1.	In your response to prior comment 2 you state "Regarding the other shareholders’ entitlement to the dividends declared (which were used for offsetting the amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited), Mr. Yuen Yuk, Hau had, out of his own personal financial resources, settled the amounts payable to these shareholders. Such shareholders had consented to such arrangements and accepted these as due settlement of their entitlements to the dividends." Please explain to us your accounting for and reporting of this, including how this treatment is reflected in each disclosure regarding dividends throughout the filing.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the arrangement referenced in the prior response—namely, that Mr. Yuen Yuk, Hau personally settled the dividend entitlements of other shareholders using his own financial resources—was a private arrangement solely among Mr. Hau and such shareholders. This arrangement occurred solely at the shareholder level and was not undertaken by or on behalf of the Company and did not involve the use of any of the Company’s assets or liabilities. As such, this settlement does not give rise to any accounting recognition or adjustment in the Company’s consolidated financial statements under U.S. GAAP. The Company’s obligation to distribute dividends was fully discharged by offsetting the declared dividend amounts against the outstanding receivables from Mr. Hau and Accolade IP Limited, as disclosed. The subsequent payments made by Mr. Hau to the other shareholders do not affect the accounting treatment of the dividends nor do they result in any obligation, expense, or liability of the Company. Accordingly, there is no accounting impact to the Company from this arrangement, and no additional disclosure is required in the financial statements. All disclosures regarding dividends in the filing reflect the Company’s treatment and accounting of the dividends as described above.

Risk Factors, page 20

2.

We note that you restated your financial statements to correct certain misstatements. If material and true, please include a standalone risk factor discussing that a material weakness in internal control over financial reporting may materially and adversely affect your financial condition and results of operations and discuss any actualized risk. Further, please revise your MD&A to discuss any material cash requirements from remediation efforts, if applicable.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised page 27 and 28 to include a standalone risk factor discussing the material weakness in our internal control over financial reporting. We have also amended page 67 of the MD&A to discuss the material cash requirement from remediation efforts.

Report of Independent Registered Public Accounting Firm, page F-2

3.	It appears the March 31, 2025 report date should also reference Note 2.1. Please revise or advise.

RESPONSE: We note the Staff’s comment. Our auditor has revised their report to amend the report date to reference Note 2.1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Cheung Po, LUI
Name:	Cheung Po, LUI
Title:	Chief Executive Officer

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